UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 15, 2016

uniQure N.V.

Matthew Kapusta,

Interim Chief Executive Officer and Chief Financial Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31-20-240-6000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In its Annual Report on Form 20-F for the fiscal year ending December 31, 2015, uniQure N.V. (the “Company”) described on-going arbitration related to claims made by Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. On April 5, 2016, the Company was notified of a partial award of the sole arbitrator that determined that Extera Partners’ was entitled to €581,000 (plus interest) in success fees in respect of consideration received to date in connection with the relevant partnering transaction. The arbitrator had yet to rule on the costs of the arbitration or quantify the success fees related to potential future consideration in connection with the relevant partnering transaction.

On December 13, 2016, the Company and Extera Partners entered into an agreement to settle all outstanding claims in the ongoing arbitration for an additional payment of €2,117,185.  Per the settlement agreement, Extera Partners is releasing and discharging the Company from any and all liability and claims related to the subject matter of the arbitration proceedings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: December 15, 2016	By:	/S/ MATTHEW KAPUSTA
Matthew Kapusta
Interim Chief Executive Officer and Chief
Financial Officer